Stephen M. Davis 212.813.8804 SDavis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

November 30, 2009

VIA E-MAIL

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7410 Attention: Ms. Maryse Mills-Apenteng
Re:	Convera Corporation
Schedule 14C (Preliminary Information Statement)
Filed September 25, 2009
File No. 000-31989

Dear Ms. Mills-Apenteng:

We are providing you with a supplemental response to our letter to the Staff dated November 30, 2009 in response to Comments 1 and 2 contained in the letter from the Staff of the Securities and Exchange Commission dated November 20, 2009 in connection with the filing referenced above.

For your convenience, we have repeated Comments 1 and 2 from the Staff in bold immediately prior to our response below:

1. We have considered your analysis regarding the proposed series of transactions, which include the plan of dissolution and the merger.  Because the approval of the plan of dissolution is in effect an approval of the merger transaction, information related to the merger transactions must be provided in the information statement.  See Note A to Schedule 14A, applicable to you by operation of Item 1 of Schedule 14C.  Accordingly, revise the information statement to include all of the information that would be required by Schedule 14A if your shareholders were voting on the merger, including the disclosure called for by Item 14(c)(2) with respect to the target company VSW.

We advise the Staff that Convera will comply with the Comment to revise the information statement to include all of the information that would be required by Schedule 14A if Convera stockholders were voting on the merger, including the disclosure called for by Item 14(c)(2) with respect to the target company VSW.

2. In response to prior comment 6 you advised that VSW will be required to use its best efforts to file a registration statement on Form 10 under the Exchange Act of 1934 should Convera elect to distribute shares of common stock of VSW.  Please provide us with a detailed analysis regarding what exemption from registration you are relying upon under the Securities Act of 1933 for the offer of the VSW shares to Convera shareholders.  In this regard, it appears that the consent given by security holders may be an “offer” within the meaning of Section 2(3) of the Securities Act.  In your response, please specifically address the application of Rule 145(a), which states in relevant part that an offer shall be deemed to be involved so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction of incorporation “there is submitted for the consent of such security holders a plan or agreement for a statutory merger or consolidation or similar plan or acquisition in which the securities of such corporation or other person will become or be exchanged for the securities of any person....”

Pursuant to our discussion with the Staff, we are supplementing our response to the above comment as follows, and we respectfully submit to the Staff that Rule 145 does not impose any immediate registration of VSW shares should those shares ultimately be distributed to Convera stockholders in the future.

Rule 145(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that:

"An "offer," "offer to sell," "offer for sale" or "sale" shall be deemed to be involved, within the meaning of Section 2(3) of the Act, so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for:

(1) Reclassifications. A reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security;

(2) Mergers or Consolidations. A statutory merger or consolidation or similar plan of acquisition in which securities of such corporation or other person held by such security holders will become or be exchanged for securities of any other person, except where the sole purpose of the transaction is to change an issuer's domicile; or

(3) Transfers of Assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:

(i) such plan or agreement provides for dissolution of the corporation or other person whose security holders are voting or consenting; or

(ii) such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or

(iii) the board of directors or similar representatives of such corporation or other person, adopts resolutions relative to paragraph (a)(3) (i) or (ii) of this section within 1 year after the taking of such vote or consent; or

(iv) the transfer of assets is a part of a preexisting plan for distribution of such securities, notwithstanding paragraph (a)(3) (i), (ii) or (iii) of this section."

In connection with the matters described in the Information Statement, the Convera stockholders consented to a dissolution of Convera and were not and are not being asked to vote or consent with regard to an agreement or plan to effect a reclassification, merger, consolidation or similar plan of acquisition or transfer of assets.  However, we understand that the Staff is concerned that the fact that Convera stockholders consented to a dissolution that as a first step contemplates the merger with VSW, in which Convera, as a corporate entity, will receive shares of VSW, could nonetheless implicate the policy underlying Rule 145(a).  In this regard, we note the SEC's discussion of Rule 145(a) in Release No. 33-5316 (October 6, 1972) (the "Adopting Release") in which the SEC stated:

"With regard to the third condition above, if the vote of the stockholders of the selling corporation is taken to authorize the sale, and the selling corporation thereafter decides to dissolve or distribute the securities within one year after the transaction, the sale of assets and the dissolution or distribution by the selling corporation are deemed to be portions of the same transaction and to involve a sale for value of the purchasing corporation's stock to the shareholders of the selling corporation.  Accordingly, the transaction should be registered on Form S-14 at the time the plan or agreement for the sale of assets is submitted to shareholders for their vote or consent if it is contemplated that the corporation receiving the securities will adopt resolutions within one year for dissolution or distribution of the securities received.  If the transaction is not registered at the time of submission of the plan or agreement for the vote or consent of security holders, but a resolution for dissolution or distribution of the securities received is adopted within one year, the issuer should file a registration statement covering the dissolution or distribution of securities on the appropriate form other than Form S-14, unless an exemption is available."

Although as noted above, the Convera stockholders were not and are not being asked to vote or consent with regard to an agreement or plan to effect a reclassification, merger, consolidation or similar plan of acquisition or transfer of assets within the literal language of Rule 145, we believe that the SEC's discussion cited above from the Adopting Release illustrates important policy underlying the rule.  The "third condition" to which the SEC refers in the above excerpt from the Adopting Release is Rule 145(a)(3)(iii), which brings a transaction within the coverage of the rule if (1) the stockholders are voting on or consenting to it and (2) it is for a transfer of assets in exchange for securities of another person and the board of directors adopts resolutions within 1 year after the taking of such vote or consent, the purpose of which is to effect a distribution of the securities of the other party either by means of a dissolution of the corporation or a pro rata distribution of such securities. In this regard, the policy underlying the rule is to prevent unregistered distributions of securities effected by means of company A's merger with or transfer of assets to company B in exchange for company B securities, followed by the proximate distribution of those securities to the stockholders of company A. Consistent with the language cited above from the Adopting Release, the SEC's concern is that the securities of company B issued in the merger or asset sale represent a concurrent "offer" to the company A stockholders that must be registered unless it is not contemplated that company A will adopt resolutions within one year for the distribution to those stockholders of the securities received. This concern reflects the position that distributions occurring within a year following the stockholders' vote or consent are mere conduits for the distribution of unregistered securities. Where the distribution, if it occurs at all, may not occur within such one year period, this concern is not present.

Accordingly, even if the dissolution of Convera and the subsequent merger of the Convera subsidiaries with VSW in exchange for VSW shares were to fall within the literal language of Rule 145(a) (which it does not), the concerns articulated by the SEC in the Adopting Release are not present in circumstances where the VSW shares cannot be distributed to Convera stockholders for at least one year following the closing.  Furthermore, the decision to distribute is solely within the discretion of Convera's board of directors.  Although the distribution of the VSW shares, if it occurs at all, may require registration under the Securities Act, any such registration will be required at the time of such distribution, as there is no current "offer" within the meaning of the literal language of Rule 145(a) or the policy underlying the rule as evidenced by the Adopting Release.  To this end, Convera will amend its plan of dissolution to expressly provide that no distribution of the VSW shares may be made within one year following the consent of the Convera stockholders and that Convera will, if required at the time of any such distribution following such one year period, register such distribution under the Securities Act.

We thank the Staff for its continuing courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact me at 212-813-8804.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis
cc:           Michael F. Johnson